UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28494

Millennium Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617)  679-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

Preferred Stock Purchase Rights

2.25% Convertible Senior Notes due November 15, 2011

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share — 1 holder

Preferred Stock Purchase Rights — 0 holders

2.25% Convertible Senior Notes due November 15, 2011 — 20 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Millennium Pharmaceuticals, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2008	MILLENNIUM PHARMACEUTICALS, INC.

	By:	/s/ Joel S. Goldberg, Esq.
		Name:	Joel S. Goldberg, Esq.
		Title:	Vice President and Secretary